

2024 Annual Report

F&M Bank Corp.

General Corporate Information

ANNUAL MEETING
The annual meeting of shareholders of F&M Bank Corp. will be held on Saturday, May 17, 2025, at 5:00 PM at Blue Ridge Community College, The Plecker Center, 1 College Lane, Weyers Cave, Virginia 24486. Dinner will be served immediately following the meeting. All shareholders are invited to attend.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
As of December 31, 2024, the Company had 3,525,649 shares of Common Stock outstanding, which were held by approximately 1,049 shareholders of record. The Company's Common Stock is quoted on the OTC Market's OTCQX tier under the symbol FMBM.

INDEPENDENT AUDITORS
Yount Hyde & Barbour, PC
160 Exeter Drive, Suite 200
Winchester, VA 22603

REGULATORY AND SECURITIES COUNSEL
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
A copy of F&M Bank Corp.'s Audited Consolidated Financial Statements as of and for the years ended December 31, 2024, and 2023 is available without charge to shareholders upon written request to Lisa F. Campbell, Executive Vice President and Chief Financial Officer, F&M Bank, P.O. Box 1111, Timberville, VA 22853, and is on our website at fmbankva.com.

This Annual Report and the above referenced Audited Consolidated Financial Statements have not been reviewed or confirmed for accuracy or relevance by the FDIC or any other governmental agency.

Headquarters, Branch Offices, and Divisions

HEADQUARTERS

Corporate Headquarters
205 S. Main Street
Timberville, VA 22853
(540) 896-8941

BRANCH OFFICES

BRIDGEWATER
100 Plaza Drive
Bridgewater, VA 22812

BROADWAY
126 North Timberway (Rte. 259)
Broadway, VA 22815

EDINBURG
300 Stoney Creek Boulevard
Edinburg, VA 22824

ELKTON
127 West Rockingham Street
Elkton, VA 22827

HARRISONBURG

Coffman's Corner
2030 Legacy Lane
Harrisonburg, VA 22801

Crossroads
80 Cross Keys Road
Harrisonburg, VA 22801

STAUNTON

Myers Corner
30 Gosnell Crossing
Staunton, VA 24401

N. Augusta Street
2813 N. Augusta Street
Staunton, VA 24401

STUARTS DRAFT
2782 Stuarts Draft Highway
Stuarts Draft, VA 24477

TIMBERVILLE
165 New Market Road
Timberville, VA 22853

WAYNESBORO
2701 W. Main Street
Waynesboro, VA 22980

WINCHESTER

Amherst Street
1738 Amherst Street
Winchester, VA 22601

Old Town
3 South Cameron Street
Winchester, VA 22601

Loan Production Office
45 E. Boscawen Street
Winchester, VA 22601

WOODSTOCK
161 South Main Street
Woodstock, VA 22664

DIVISIONS

Automotive Dealer Finance
2040 Deyerle Avenue
Suite 204
Harrisonburg, VA 22801

F&M Mortgage
2040 Deyerle Avenue
Suite 207
Harrisonburg, VA 22801

VS TITLE OFFICES

2040 Deyerle Avenue
Suite 103
Harrisonburg, VA 22801

154 Hansen Road
Suite 202-C
Charlottesville, VA 22911

Table of Contents



IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS:
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally relate to the Company's financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking terminology, such as "believes," "expects," or "are expected to," "plans," "projects," "goals," "estimates," "may," "should," "could," "would," "intends to," "outlook" or "anticipates," or variations of these and similar words. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the Company's most recent Form 10-K and subsequent SEC filings.


F&M is a community bank serving the growing markets of the Shenandoah Valley.

To Our Shareholders:

As I reflect on 2024, it will be remembered for two key things. First, it was a year of heavy lifting as we executed the strategic plan developed in 2023, a plan created to build a foundation with the future in mind. Second, 2024 was a year of positive results achieved by prudently managing our balance sheet and operating our core bank businesses. I am proud of our executive management, senior leaders, and of our entire F&M team for their inexhaustible commitment to serving our customers and supporting our communities.

Financial highlights for the year ended December 31, 2024, include net income of $7.3 million, or $2.07 per share, a 163% increase over net income reported for 2023. Total assets for the Company at year-end 2024 stood at $1.3 billion. In a year-over-year comparison, from 2023 to 2024, total deposits increased 5% to $1.2 billion and total loans increased 2% to $839.9 million. Asset quality remains strong, a reflection of the markets we serve and our disciplined credit fundamentals, as well as the skill and knowledge of our lenders. In addition to these highlights, our Wealth Management, F&M Mortgage, and VS Title businesses greatly improved performance during the year and deserve to be recognized.

Overall, I see positive momentum going into 2025 and I am confident we can achieve even greater success. This success also will include continuing to re-mix our securities portfolio into higher-yielding loans and investments.

The bottom line is that, as an organization, we are positioned to seize opportunities, power through challenges, and continue to advance the performance of the Bank. The path to future success and sustainability is before us, and our priority remains *to generate sufficient and sustainable profit.* We will not take our eyes off this priority.

Approximately 85% of our shareholders live and work in the Shenandoah Valley, along with everyone who works for F&M. In 2024, we continued to strengthen our connection with local investment firms and shareholders through meetings and presentations where we shared the F&M Bank story. We are proud of the story we have to tell.


Mike Wilkerson
Chief Executive Officer

F&M is a community bank serving the growing markets of the Shenandoah Valley, such as Augusta and Rockingham counties, and the city of Winchester, which is the fastest growing community in Virginia. Driving factors for the community's population increase, which exceeds that of any other in the Commonwealth, include its proximity to Northern Virginia and Washington, D.C. and a relatively low cost of living. According to the University of Virginia's Weldon Cooper Center for Public Service, *"Migration from Northern Virginia helped the Winchester Metro Area become Virginia's fastest growing metro area, with its population increasing at nearly five times the rate of Virginia as a whole."*

Everyone at F&M has high expectations with regard to who we *are* today and who we *can be* as a Bank. We will continue to look for and take advantage of operating efficiencies. Customers expect a bank to stay current with technology, to protect their relationship and funds, and to facilitate convenient banking. We agree, and we will continue to invest resources in order to not only meet, but exceed, these expectations.

Our team lives their values every day. I say their values because they determined what F&M values and expressed it this way: G.R.O.W., which is defined as: Gregarious, Resolute, Original, and Wholehearted. In every way that matters, our team members own our mission to be "the financial partner of choice in the Shenandoah Valley – yesterday, today, and tomorrow."

Thank you, as always, for your belief and investment in F&M Bank Corp. If you're among the 85% of our shareholders living in the Shenandoah Valley, we hope you have chosen to bank with us. If you do not yet bank with us, please consider doing so. It is one of the best ways to support your investment and to enable us to achieve our mission.

On behalf of everyone at F&M, I invite you to attend our Annual Meeting on Saturday, May 17, 2025, at 5:00 PM at Blue Ridge Community College, The Plecker Center, 1 College Lane, Weyers Cave, Virginia 24486. We'll share more about the Company, including how things are progressing in 2025. I hope to see you there.

Sincerely,

Mike Wilkerson
Chief Executive Officer



Executive Management Team (l to r):
Melody Emswiler, Charles Driest, Jason Withers, Paul Eberly, Mike Wilkerson, Barton Black, and Lisa Campbell


Everyone at F&M has high expectations with regard to who we are today and who we can be as a Bank.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F&M Bank Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of F&M Bank Corp. and Subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (not presented herein); and in our report, dated March 28, 2025, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Yount, Hyde & Barbour, P.C.

Roanoke, Virginia
March 28, 2025

Key Financial Graphs

TOTAL DEPOSITS
(in millions)


2024
$1,195
2023
$1,133
2022
$1,083
2021
$1,080
2020
$819
$0
$200
$400
$600
$800
$1000
$1200

TOTAL LOANS
(in millions)


2024
$840
2023
$822
2022
$744
2021
$662
2020
$661
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900

TOTAL ASSETS
(in millions)


2024
$1,302
2023
$1,295
2022
$1,246
2021
$1,219
2020
$967
$0
$200
$400
$600
$800
$1000
$1200
$1400



Selected Financial Highlights

	As of or for the Year Ended December 31, 2024	2023
	(Dollars in thousands, except per share data)	
Selected Income Statement Data:		
Interest income	$ 64,483	$ 56,411
Interest expense	30,551	24,706
Net interest income	33,932	31,705
Provision for credit losses	2,343	1,025
Net interest income after provision for credit losses	31,589	30,680
Noninterest income	10,766	10,117
Noninterest expense	34,432	38,772
Income tax expense (benefit)	638	(746)
Net income	$ 7,285	$ 2,771
Selected Performance Ratios:		
Return on average assets	0.55%	0.22%
Return on average equity	8.86%	3.87%
Net interest spread	2.76%	2.68%
Net interest margin	2.77%	2.70%
Noninterest income to average assets	0.82%	0.80%
Noninterest expense to average assets	2.62%	3.06%
Per Share Data:		
Earnings per share (basic and diluted)	$ 2.07	$ 0.80
Book Value per share	24.43	22.47

	As of or for the Year Ended December 31, 2024	2023
	(Dollars in thousands, except per share data)	
Selected Balance Sheet Data:		
Total assets	$ 1,302,011	$ 1,294,596
Loans held for sale	2,283	1,119
Loans	839,949	822,092
Allowance for credit losses	8,129	8,321
Deposits	1,195,105	1,133,236
Borrowings	6,975	66,932
Shareholders' equity	86,138	78,323
Weighted average shares outstanding (basic and diluted)	3,512,427	3,476,326
Asset Quality Ratios:		
Nonperforming loans to total loans	0.84%	0.79%
Allowance for credit losses to total loans	0.97%	1.01%
Allowance for credit losses to nonperforming loans	114.87%	128.63%
Nonperforming assets to total assets	0.54%	0.50%
Net charge-offs to average loans	0.31%	0.19%
Capital Ratios (Bank Only):		
Leverage	8.23%	8.13%
Risk-based capital ratios:		
Total capital	12.42%	11.68%
Tier 1 capital	12.42%	11.68%
Common equity tier 1 capital	13.39%	12.58%
Other Data:		
Number of banking offices	14	14
Number of full-time equivalent employees	169	196



F&M Bank Corp. and Subsidiaries
Condensed Consolidated Balance Sheets

As of December 31, 2024 and 2023

	2024	2023
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 19,139	$ 19,790
Money market funds and interest-bearing deposits in other banks	298	178
Federal funds sold	37,524	3,749
Cash and cash equivalents	56,961	23,717
Securities:		
Available for sale, at fair value	327,670	368,674
Other investments	2,869	5,535
Loans held for sale, at fair value	2,283	1,119
Loans held for investment, net of deferred fees and costs	839,949	822,092
Less: allowance for credit losses	(8,129)	(8,321)
Net loans held for investment	831,820	813,771
Bank premises and equipment, net	22,192	23,656
Other real estate owned	77	55
Interest receivable	4,939	5,034
Goodwill	3,082	3,082
Bank owned life insurance	23,607	22,878
Deferred tax asset, net	9,465	10,141
Other assets	17,046	16,934
TOTAL ASSETS	**$ 1,302,011**	**$ 1,294,596**
LIABILITIES		
Deposits:		
Noninterest bearing	$ 260,301	$ 264,254
Interest bearing	934,804	868,982
Total deposits	1,195,105	1,133,236
Short-term debt	-	60,000
Long-term debt	6,975	6,932
Other liabilities	13,793	16,105
TOTAL LIABILITIES	1,215,873	1,216,273
COMMITMENTS AND CONTINGENCIES		
Shareholders' Equity		
Common stock $5 par value, 6,000,000 shares authorized, 3,525,649 and 3,485,570 shares issued and outstanding	17,383	17,263
Additional paid in capital	11,463	11,043
Retained earnings	84,669	81,034
Accumulated other comprehensive loss	(27,377)	(31,017)
TOTAL SHAREHOLDERS' EQUITY	86,138	78,323
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,302,011**	**$ 1,294,596**

F&M Bank Corp. and Subsidiaries
Condensed Consolidated Statements of Income

	December 31, 2024	2023
	(Dollars in thousands, except per share data)	
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans held for investment	$ 54,715	$ 47,957
Interest from loans held for sale	162	88
Interest from federal funds sold and other investments	1,983	637
Interest from debt securities	7,623	7,729
Total interest income	64,483	56,411
INTEREST EXPENSE		
Total interest on deposits	28,225	21,218
Interest from short-term debt	1,863	3,029
Interest from long-term debt	463	459
Total interest expense	30,551	24,706
NET INTEREST INCOME	33,932	31,705
PROVISION FOR CREDIT LOSSES	2,343	1,025
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	31,589	30,680
NONINTEREST INCOME		
Service charges on deposit accounts	1,193	1,029
Wealth management income	2,181	1,722
Mortgage banking income	2,490	1,973
Title insurance income	1,489	1,334
Gain on sale of limited partnership investment	-	232
Other operating income	3,413	3,827
Total noninterest income	10,766	10,117
NONINTEREST EXPENSE		
Salaries and benefits	18,359	23,002
Occupancy and equipment expense	2,854	2,702
Data processing fees	3,291	2,914
Other operating expenses	9,928	10,154
Total noninterest expenses	34,432	38,772
Income before income taxes	7,923	2,025
Income tax expense (benefit)	638	(746)
Net Income	**$ 7,285**	**$ 2,771**
Per Common Share Data		
Net income (basic and diluted)	$ 2.07	$ 0.80
Cash dividends on common stock	$ 1.04	$ 1.04
Weighted average common shares outstanding	3,512,427	3,476,326

Corporate Board of Directors

Ray Burkholder
Director
Balzer and Associates,
a Westwood Company

Neil Houff
President
Houff Corporation

Hannah Hutman
Partner & Creditor/Debtor Attorney
Hoover Penrod, PLC

Anne Keeler
Principal Owner
Clover Lane Advisory Services LLC
Vice President for Finance and Treasurer (Retired)
Bridgewater College

Michael Pugh
Chairman of the Board
F&M Bank Corp.
President
Old Dominion Realty, Inc.

Chris Runion
President
Eddie Edwards Signs, Inc.

Daphyne Saunders Thomas
Professor Emeritus
Department of Finance and Business Law
James Madison University

Mike Wilkerson
Chief Executive Officer
F&M Bank Corp. and F&M Bank

John Willingham, CPA
President
Stoneridge Companies, Inc.

Dean Withers
Vice Chairman of the Board
F&M Bank Corp.
President & CEO (Retired)
F&M Bank

Peter Wray
President
Wray Realty, Inc.
Principal Broker
Triangle Realtors



(l to r) **Neil Houff, Chris Runion, Mike Pugh, John Willingham, Mike Wilkerson, Anne Keeler, Daphyne Thomas, Peter Wray, Dean Withers, Ray Burkholder, and Hannah Hutman**

Local Advisory Boards

AGRICULTURAL ADVISORY

Beth Bazzle
Owner
Mountain Valley Farm
Broadway

Doug Berry, CPA
Owner
Douglas L. Berry Accounting and Tax Service
Wolf Run Farms, LLC
Elkton

John Bowman
Realtor and Auctioneer
Old Dominion Realty
Harrisonburg
Bowman Auctions
Dayton

Jared Burner
Vice President
Trio Farms, Inc.
Owner
Burner's Beef, LLC
Luray

Jeff Germroth
Manager
Whitesel Brothers, Inc.
Chairman of the Board
Rockingham Petroleum
Harrisonburg

Levi Gore
Manager
Gore's Meat
Stephen City

Bill Meyerhoeffer
Dairy Nutritionist
Bridgewater

Brennan Miller
Farm Manager
Miller Farm
Hinton

Larry Powell
Beef Farmer
Owner/Operator
L. P. Solutions
Fort Defiance

Rick Reeves
Turkey Farmer
G&M Sales, Inc.
Mt. Solon

Reed Shiflett
Crop and Beef Farmer
Shenandoah County
Helena Seed Consultant
New Market

Brian Showalter
Co-Owner
Integrity Insurance
Weyers Cave

Buff Showalter
Vice President
Poultry Specialties, Inc.
Dayton

Kim Showalter
Bookkeeper
Bridgewater

Kenny Unger
Owner
Clearbrook Feed & Supply, Inc.
Berryville Farm & Pet Supply, LLC
Clearbrook

AUGUSTA COUNTY ADVISORY

Carolyn Bragg
Retired Vice Chairman
Augusta County Board of Supervisors
Verona

Joel Carter
Founder and Managing Partner
Verdant Heights Global, LLC
Waynesboro

Roger Decker
Principal, Broker, and Owner
Decker Realty
Staunton

Meineka Garber
Chief Operations Officer
Community Foundation of the Central Blue Ridge
Staunton

Larry Howdyshell
Owner
Scenic View Farms
Member
Augusta County Planning Commission
Mt. Solon

Steve McDonough
Owner
McDonough Toyota
Staunton

Greg See
Self-Employed
Verona

Jeff Slaven
Owner
Cattleman's Supply
Weyers Cave

Rick Williams
LD&B Insurance
Staunton

Thomas White, CPA
Vice President
White, Withers & Masincup & Cannaday, P.C.
Staunton

Angela V. Whitesel
Esquire
Vellines, Glick & Whitesell, P.C.
Staunton

F&M MORTGAGE ADVISORY

Natalie Campbell
Managing Broker
Real Estate Broker Association
Old Dominion Realty
Augusta County

Gary Crummett
Owner
Gary Crummett & Sons, LLC
Harrisonburg

Alisa Eberly
Realtor
Realty ONE Group Old Towne-Shenandoah Valley
Woodstock

Ronald Flores
Realtor
Funkhouser Real Estate Group
Harrisonburg

Jeremy Litwiller
Associate Broker
Kline May Realty
Cottonwood Commercial
Harrisonburg

JM Monger
Owner
R. S. Monger & Sons, Inc.
Harrisonburg

Kathie See
Realtor
Kline May Realty
Broadway

JM Snell
Executive Vice President
Valley Renovators, Inc.
Penn Laird

Nick Whitelock
Realtor
Massanutten Realty
Elkton

Scott Williams
Managing Partner
Crescent Development Group
Staunton

HARRISONBURG/ ROCKINGHAM ADVISORY

Seth Berkey
President
Partners Excavating Company
Harrisonburg

Jack Broaddus
Retired President & CEO
Sunnyside Retirement
Harrisonburg

Quinton Callahan
Partner, Business & Construction Attorney
Clark & Bradshaw, P.C.
Harrisonburg

Christian Herrick
CEO
Randy's Do It Best Hardware
Timberville

Braydon Hoover
Director of Development & Annual Giving
Eastern Mennonite University
Harrisonburg

Lindsay King
Marketing Lecturer
James Madison University
Harrisonburg

Byard Luebben
Owner
Edge-ITM Inc.
Harrisonburg

Tish McCoy-Ntiamoah
Owner
PrePopsterous
Bridgewater

Andy Myers
CEO
Dick Myers Chrysler Dodge Jeep Ram
Harrisonburg

Danielle Ropp
President
SFS Tools & Safety
Harrisonburg

Abbey Dobes Smith
Owner
Siren Song Marketing Group
Verona

Renee Whitmore
Associate Broker, Realtor
Old Dominion Realty
Penn Laird

WINCHESTER ADVISORY

Jackie Bates
Executive Vice President
Annandale Millwork and Allied Systems
Winchester

Erik Beatley
President
Enterprise Hospitality Group
Winchester

Cary Craig, Jr.
Member
Harrison & Johnston, PLC
Winchester

Tina Culbreath
Founder/Executive Director
I'm Just Me Movement
Winchester

Hal Duff
General Manager
Emmart Oil Company
Winchester

Grant Harris
Owner/Certified Diversity Executive
GTH Consulting, LLC
Winchester

Nicole Klebieko
Former President/Owner
PRK Drilling & Blasting, Inc.
Winchester

Jeanne Mezzatesta
Realtor
Colony Realty
Winchester

F. William Perry
Vice President
Perry Engineering
Winchester

Madelyn Rodriguez
Discharge Planner
Valley Health
Winchester

Staff Service Awards

Five Years
Barton Black
Jessica Chandler
Jason Crum
Paul Eberly
Mason Gilmer
Linda Labbe
Jessica Shifflett
Jessica Smith
Jill Taylor
Joseph Terrana

Ten Years
Jessica Fletcher
Lori Flick
Mary Gira
Jonathan Ischinger
Monica Shifflet

Fifteen Years
Allicyn Buracker
Tina Eppard
Teri Hasley
Amanda Hensley
Robin Layman
Robert Scott
Jason Taylor

Twenty Years
Judy Getz

Twenty-Five Years
Jeanie Turner

Forty Years
Cynthia Sherman

Forty-Five Years
Kathryn Smith

Management Team and Staff

EXECUTIVE MANAGEMENT

Aubrey "Mike" Wilkerson
Chief Executive Officer
Administration

Barton Black
President
Administration

Lisa Campbell
Chief Financial Officer
Administration

Charles Driest
Chief Experience Officer
Administration

Paul Eberly
Chief Development Officer
Administration

Melody Emswiler
Chief Human Resources Officer
Administration

Jason Withers
Chief Credit Officer
Administration

F&M BANK EMPLOYEES

SENIOR VICE PRESIDENT

Greg Berkshire
Dealer Finance Manager
Dealer Finance

Sara Berry
Area Market Manager
Retail

Katherine Preston
Valley Market Executive
Crossroads/Harrisonburg

Calan Jensen
Investments Representative
Wealth Management

Jonathan Reimer
Commercial Relationship Manager
Winchester

Craig Richards
Director of Risk Management
Risk Management

Karen Rose
Senior Deposit Operations Officer
Deposit Operations

John Sargent
North Valley Market Executive
Winchester

Cynthia Sherman
Senior Loan Operations Officer
Loan Operations

Krista Suter
Finance Director
Finance

Holly Thorne
Director of Marketing
Marketing

Robert Williams
Agricultural & Rural Programs Leader
Crossroads/Harrisonburg

VICE PRESIDENT

Amy Channell
Branch Manager
Broadway

Robyn Good
Treasury Management Officer
Crossroads/Harrisonburg

Kathy Grubbs
Collections Manager
Dealer Finance

Renee Hartless
Branch Manager
Myers Corner/Staunton

Teri Hasley
Deposit Operations Manager
Deposit Operations

Teresa Helmick
Branch Manager
Elkton

Ashley Lam
Branch Manager
Crossroads/Harrisonburg

Brenton Langston
Credit Manager
Administration

Ashley McClure
Branch Manager
Bridgewater

Craig Morcom
Commercial Relationship Manager
Winchester

Jacob Mowry
Marketing Manager
Marketing

Charles Nesler
IT Manager
Information Technology

Erica Sayers
Commercial Relationship Manager
Myers Corner/Staunton

Daniel Scott
Commercial Relationship Manager
Myers Corner/Staunton

Benjamin Thompson
Commercial Relationship Manager
Crossroads/Harrisonburg

Brooke Zirk
Commercial Relationship Manager
Crossroads/Harrisonburg

ASSISTANT VICE PRESIDENT

Candy Barkley
Corporate Secretary and Executive Assistant
Administration

Cathy Beam
Accounting Manager
Finance

Jason Crum
Branch Manager
Stuarts Draft

Jessica Fletcher
Dealer Relationship Manager
Dealer Finance

Trina George
Branch Manager
Woodstock/Edinburg

Alice Grow
Loan Operations Manager
Loan Operations

Amanda Hensley
System Administrator Coordinator
Deposit Operations

Kristin Jackson
Talent and Development Coordinator
Human Resources

Anthony Keyser
Network Administrator
Information Technology

Brent Loope
Investment Relationship Specialist
Wealth Management

Eduardo Santiago Lopez
Branch Manager
Amherst/Winchester

Sophia Martinez
Branch Manager
Coffman's Corner/ Harrisonburg

Donna O'Byrne
Investment Relationship Specialist
Wealth Management

Angela Smith
Branch Manager
North Augusta/Staunton

Fallon Wright
Retail Loan Administrator
Credit Administration

BANK OFFICER

Cathy Duncan
Assistant Branch Manager
Broadway

Jill Davis
Branch Coordinator
Stuarts Draft

Mason Gilmer
Branch Coordinator
Myers Corner/Staunton

Robin Layman
Branch Coordinator
Edinburg

Yvette McCoy
Loan Processor
Loan Operations

Dianne Nelson
Branch Coordinator
Bridgewater

Katlyn Robertson
Assistant Branch Manager
Crossroads/Harrisonburg

Niki Secrist
BSA Officer
Deposit Operations

Kevin Saylor
Commercial Relationship Manager
Crossroads/Harrisonburg

Jenny Shifflet
Assistant Branch Manager
Elkton

Jill Taylor
Operations Supervisor
Deposit Operations

Christy Trail
Branch Coordinator
Woodstock

STAFF

Katie Adkins
Branch Specialist
North Augusta/Staunton

Kelly Alger
Business Relationship Specialist
Crossroads/Harrisonburg

Trey Alger
Lead Branch Specialist
Broadway

Debbie Baker
Branch Specialist
Timberville

Jaezlyn Baker
Branch Specialist
Woodstock

Alma Baltazar
Branch Specialist
Crossroads/Harrisonburg

Allison Barnes
Business Relationship Specialist
Winchester

Jacob Baugher
Facilities Assistant
Facilities

Katrina Bowman
Operations & Fraud Specialist
Deposit Operations

Tara Byers
Lead Branch Specialist
Crossroads/Harrisonburg

Kristina Callender
Lead Branch Specialist
Waynesboro

Glenda Campbell
Branch Specialist
Stuarts Draft

Samuel Alvarez Ceballos
Credit Analyst
Credit Administration

Jessica Chandler
Deposit Operations Specialist
Deposit Operations

Rachel Dale
Senior Credit Analyst
Credit Administration

Michael Deeds
Courier
Administration

April Diaz
Branch Specialist
Crossroads/Harrisonburg

Kasey Engleman
Branch Specialist
Waynesboro

Sandra Espinal
Branch Specialist
Broadway

Christian Everidge
Business Relationship Specialist
Myers Corner/Staunton

Desma Flagle
Head Teller
Edinburg

Lori Flick
Senior Loan Processor
Loan Operations

Torie Foltz
Lead Branch Specialist
Woodstock

Doris Funk
Branch Specialist
Timberville

Melissa Funkhouser
Operations Specialist
Deposit Operations

Judy Getz
Operations Specialist
Deposit Operations

Mary Gira
Teller
Crossroads/Harrisonburg

Felicia Goode
Lending Processor
Dealer Finance

Ashley Griffith
Branch Specialist
Elkton

David Grogg
Branch Specialist
North Augusta/Staunton

Jessica Guyer
BSA Support Specialist
Deposit Operations

Aidan Hamilton
Branch Specialist
Coffman's Corner/Harrisonburg

Saera Harlow
Branch Specialist
Stuarts Draft

Meghan Hise
Assistant Branch Manager
Coffman's Corner/Harrisonburg

Christina Humphries
Teller
Bridgewater

Bimansha "Beam" Huseni
Bank Associate
Bridgewater

Aaron Johns
Branch Specialist
Waynesboro

Tudy Keister
Branch Specialist
Timberville

Kaley Kyger
Credit Analyst
Credit Administration

Rebecca "Nicky" Lam
Administrative Assistant
Dealer Finance

Amy Layman
Accounting Specialist
Finance

Taylore Life
Branch Specialist
Elkton

Treva Marshall
Branch Specialist
Myers Corner/Staunton

Stephanie Martin
Cash Management & Workflow Specialist
Deposit Operations

Eva Meadows
Branch Specialist
Bridgewater

Kiara Mendez
Branch Specialist
Amherst/Winchester

Robin Miller
Loan Operations Assistant
Loan Operations

Maria Cortes Miramontes
Branch Specialist
Amherst/Winchester

Mark Papotnik
Courier
Administration

Bri Perez
Lead Branch Specialist
Amherst/Winchester

Gail Pryde
Business Relationship Specialist
Winchester

Selina Rader
Branch Specialist
Edinburg

Donna Randolph
Operations Specialist
Deposit Operations

Eddie Reid
Courier
Administration

Carla Rhodes
Lead Branch Specialist
Coffman's Corner/Harrisonburg

Ashley Riggleman
IRA Coordinator
Deposit Operations

Justina Rutherford
Collections Manager
Credit Administration

Carlton Sampson
Courier
Administration

Perla Castro Santiago
Branch Specialist
Coffman's Corner/Harrisonburg

Robert "Bob" Scott
Courier
Administration

Susan Seal
Lead Branch Specialist
Timberville

Matthew Sengul
Lender
Dealer Finance

Hayley Sfarnas
Branch Specialist
Woodstock

Rhonda Sharp
Loan Processor
Loan Operations

Jenny Shifflett
Assistant Branch Manager
Elkton

Jessica Shifflett
Branch Specialist
Elkton

Terri Shiflett
Branch Specialist
Edinburg

Samantha Siever
Customer Service Coordinator
Deposit Operations

Amy Silvious
Branch Specialist
Broadway

Berlin Smith
Custodian
Broadway

Dana Smith
Lead Branch Specialist
Elkton

Jessica Smith
Lead Branch Specialist
Bridgewater

Kathryn Smith
Custodian
Broadway

Maura Stief
Branch Specialist
Bridgewater

Isaac Stroupe
Investment Relationship Specialist
Wealth Management

Cierra Sweet
Branch Specialist
Timberville

Jason Taylor
Facilities Assistant
Facilities

Lisa Taylor
Branch Specialist
Broadway

Kimberly Turner
Lending Processor
Dealer Finance

Fern Ward
Payroll/Human Resources Administrator
Human Resources

Cindy Ware
Courier
Administration

Tina Weaver
Business Relationship Specialist
Timberville

Olivia Wightman
Commercial Relationship Manager
Woodstock

Scott Williams
Courier
Administration

Lynette Wine
Operations Specialist
Deposit Operations

Sherry Zopp
Business Relationship Specialist
Crossroads/Harrisonburg

F&M MORTGAGE EMPLOYEES

SENIOR VICE PRESIDENT

Terri Bradley
Operations
Mortgage Operations

STAFF

Gervasio Amato
Loan Partner
Production

Veronica Amato
Senior Mortgage Advisor
Production

Ashley Brown
Mortgage Advisor Assistant
Production

Allicyn Buracker
Senior Mortgage Advisor
Production

Dianna Clemmer
Branch Manager
Operations

John Coffman
Construction Department Specialist
Operations

Lauren Collins
Compliance Set Up/Office Administration
Operations

Melanie Drumheller
Mortgage Underwriter
Operations

Tina Eppard
Post Closer
Operations

Chris Gunter
Consumer Real Estate Loan Specialist
F&M Mortgage

Wendy Guzman
Loan Processor
Operations

Jonathan Ischinger
Senior Mortgage Advisor
Production

Linda Labbe
Junior Underwriter
Operations

Jessica Luce
Loan Processor
Operations

Diane Oswald
Staff Accountant
Operations

Cynthia Rice
Mortgage Underwriter
Operations

Monica Shifflet
Closing Department Manager
Operations

Tonja Showalter
Senior Mortgage Advisor
Production

Dave Sweeney
Mortgage Advisor
Production

VS TITLE EMPLOYEES

SENIOR VICE PRESIDENT

Darreld "Dale" Shoop
President
Harrisonburg

STAFF

Deonta Allen-Wright
Closing Agent
Harrisonburg

Michele Carter
Administrative Assistant
Harrisonburg

Devan Deeds
Title Examiner
Harrisonburg

Mari Gambino
Closing Agent
Harrisonburg

Kyle Hilbert
Administrative Assistant/Post Closer
Charlottesville

L.A. Hollen
Title Examiner
Harrisonburg

Andy McLynch
Closing Agent
Charlottesville

Mary Morris
Title Insurance Agent
Harrisonburg

Joseph Terrana
Branch Manager
Charlottesville

Jeanie Turner
Title Insurance Agent
Harrisonburg

Erin Williams
Lead Closing Agent
Harrisonburg



The apples featured on our cover represent our history, as a bank started by and for farmers and merchants in this region, as well as an important part of the agricultural legacy of the Shenandoah Valley. Apple orchards appeared in the Valley during the earliest days of colonial America. By the 1650s, apple orchards with hundreds and even thousands of trees had been planted for the production of cider, as drinking water was scarce. Apples became a staple crop and orchards grew even larger. Cider was the national beverage of colonial America and it became currency and a commodity for bartering. Eventually, apples were developed that were suitable for eating and new varieties expanded the economic value of apples beyond cider. Today, between 5 and 6 million bushels of crisp, fresh apples are harvested in Virginia each year, making the Commonwealth the sixth-largest apple producer in the nation, with 100 commercial orchards covering 16,000 acres of land. Most of Virginia's production is in the Shenandoah Valley region, widely regarded as the heart and the hub of Virginia's apple industry. The area is known for apple festivals, including the Winchester Apple Blossom Festival, the Shenandoah Valley Apple Harvest Festival, and the Apple Butter Celebration in Shenandoah National Park.

F&M Bank Corp.

P.O. Box 1111
Timberville, VA 22853

fmbankva.com

(Sources: The Virginia Apple Board, VAFoodie.com, and https://shenandoahappleloreblog.wordpress.com/history-of-the-shenandoah-apple/)